[Reference Translation]
April 26, 2010
To Whom It May Concern:
Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Comments on Certain Media Reports about Toyota’s Financial Results for FY2010

Toyota Motor Corporation (“Toyota”) commented on certain media reports appearing from April 24, 2010, regarding Toyota’s financial results for the fiscal year ended March 31, 2010 (“FY2010”). The media reports are not based on any official announcements made by Toyota.

Toyota plans to announce its financial results for FY2010 on May 11, 2010.